UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                    FORM 6-K

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                            REPORT OF FOREIGN ISSUER

                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                                December 16, 2008


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                                NOVO NORDISK A/S
             (Exact name of Registrant as specified in its charter)


                                    NOVO ALLE
                               DK-2880, BAGSVAERD
                                     DENMARK
                    (Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

                       Form 20-F [X]     Form 40-F [ ]


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes [ ]     No [X]


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-32(b):82-_____________________

TRANSACTION IN OWN SHARES

NOVO NORDISK A/S - SHARE REPURCHASE PROGRAMME

On 15 August 2008 Novo Nordisk initiated its share repurchase programme in accordance with the provisions of the European Commission's regulation no 2273/2003 of 22 December 2003, also referred to as the Safe Harbour rules.

Under the programme Novo Nordisk will repurchase B shares for an amount of up to DKK 1.7 billion in the period from 15 August 2008 to 19 December 2008.

Since the announcement as of 8 December 2008, the following transactions have been made under the programme:

                                  NUMBER OF           AVERAGE        TRANSACTION
                                     SHARES    PURCHASE PRICE         VALUE, DKK
ACCUMULATED, LAST
ANNOUNCEMENT                      4,809,000                        1,370,566,404
8 December 2008                      80,000          302.8000         24,224,000
9 December 2008                      90,000          302.2900         27,206,100
10 December 2008                    155,000          292.1600         45,284,800
11 December 2008                    170,000          283.8100         48,247,700
12 December 2008                     95,000          279.6600         26,567,700
ACCUMULATED UNDER
THE PROGRAMME                     5,399,000                        1,542,096,704

Transactions related to Novo Nordisk's incentive programmes have resulted in a net sale by Novo Nordisk of 1,208,190 B-shares in the period from 8 December 2008 to 12 December 2008. The shares in these transactions were not part of the Safe Harbour repurchase programme.

With the transactions stated above, Novo Nordisk owns a total of 25,157,595 treasury shares, corresponding to 4.0% of the share capital. The total amount of shares in the company is 634,000,000 including treasury shares.

Novo Nordisk is a healthcare company and a world leader in diabetes care. In addition, Novo Nordisk has a leading position within areas such as haemostasis management, growth hormone therapy and hormone replacement therapy. Novo Nordisk manufactures and markets pharmaceutical products and services that make a significant difference to patients, the medical profession and society. With headquarters in Denmark, Novo Nordisk employs approximately 26,550 employees in 80 countries, and markets its products in 179 countries. Novo Nordisk's B shares are listed on the stock exchanges in Copenhagen and London. Its ADRs are listed on the New York Stock Exchange under the symbol 'NVO'. For more information, visit novonordisk.com.

Further information:

Media:                                 Investors:

Elin K Hansen                          Mads Veggerby Lausten
Tel: (+45) 4442 3450                   Tel: (+45) 4443 7919
ekh@novonordisk.com                    mlau@novonordisk.com

                                       Hans Rommer
                                       Tel: (+45) 4442 4765
                                       hrmm@novonordisk.com

In North America:
Sean Clements                          Kasper Roseeuw Poulsen
Tel: (+1) 609 514 8316                 Tel: (+45) 4442 4471
secl@novonordisk.com                   krop@novonordisk.com

Company Announcement no 81 / 2008

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Date: December 16, 2008                       NOVO NORDISK A/S
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                                            Lars Rebien Sorensen,
                                     President and Chief Executive Officer